

September 16, 2010

Jeffrey Cocks
President, CFO, Director
Northern Empire Energy Corp.
118 8th Ave. NW
Calgary, Alberta
T2M 0A4 Canada

> **Re:** **Northern Empire Energy Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Form 12b-25 filed August 16, 2010**
> **File No. 000-52725**

Dear Mr. Cocks:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements and Supplementary Data

Balance Sheets, page F-2

1. Tell us more about the measurement and classification of the beneficial conversion feature on preferred stock. Specifically, tell us what consideration you gave to limiting the intrinsic value of the beneficial conversion feature to the amount of the proceeds allocated to the convertible instrument. Refer to ASC 470-20-30-8. In addition, tell us what consideration you gave to the guidance in ASC 470-20-25-5 to allocate a portion of the proceeds equal to the intrinsic value of the beneficial conversion feature to additional paid-in capital. In this regard, explain why the intrinsic value of the beneficial

conversion feature is included in deficit accumulated during exploration stage and in net loss since inception.

Notes to the Financial Statements

Note 4 – Reclassifications and Restatements

Restatements, page F-10

2.   We note that certain restatements to correct errors have been made in prior year's financial statements. Tell us what consideration you gave to labeling the applicable columns of your financial statements as restated. In addition, tell us what consideration you gave to your reporting responsibility under Item 4.02 of Form 8-K.

Controls and Procedures

Evaluation of disclosure controls and procedures, page 28

3.   Item 307 of Regulation S-K requires the disclosure of the conclusions of a registrant's principal executive and principal financial officers, or persons performing those functions, regarding the effectiveness of the registrant's disclosure controls and procedures. Your disclosure does not appear to provide the foregoing conclusion. Please carefully review the requirements of Item 307 of Regulation S-K and amend your filing to provide the required conclusion regarding the effectiveness of your disclosure controls and procedures of your principal executive and principal financial officers, or person performing those functions who are appropriately designated. Amend your Form 10-Q for the quarterly period ended March 31, 2010, accordingly. Please also ensure the disclosure in future filings complies with such requirements.

Form 12b-25 filed August 16, 2010

General

4.   Please file your Form 10-Q for the quarterly period ended June 30, 2010 as soon as possible, as the Form is delinquent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief